[WILLKIE FARR & GALLAGHER LLP LETTERHEAD]

June 15, 2009

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Response Genetics, Inc.
Registration Statement on Form S-3
Filed May 15, 2009
File Number 333-159297

Dear Mr. Riedler:

We are in receipt of the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 26, 2009 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Response Genetics, Inc. (“RGI” or the “Company”) as set forth below. A courtesy copy of this letter is being submitted to the Staff by facsimile.

RGI’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and RGI’s response for each item below.

Selling Stockholders, pg. 21

1.                             In an appropriate place in your registration statement, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

Response:

In response to the Staff’s comment the disclosure below will be added to the “Selling Stockholders” section of the Registration Statement:

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2009

“David M. Smith is a founder of the Company and has served as Vice Chairman and a Director of our board of directors since December 1999.  Michael Serruya has served on our board of directors since March 2000.  Clara and Samuel Serruya are the parents of our director, Michael Serruya, and have been stockholders of the Company since March of 2000.  The shares of our common stock that are to be registered pursuant to this registration statement were acquired by the selling stockholders pursuant to a founder contribution and acquisition in March of 2000.

In March of 2000, a total of $3,228,962 was contributed to the Company by Richard E. Smith, founder of our company and the father of David M. Smith, and the members of the Serruya family.  In consideration for such contribution, we issued to such persons: (i) promissory notes in the aggregate principal amount of $716,854, (ii) 1,210,818 shares of our common stock and (iii) 500,000 shares of our Series A Junior Convertible Preferred Stock (convertible, at the rate of 5.2 shares of our common stock for each share of Series A Junior Convertible Preferred, into an aggregate of 2,600,000 shares of common stock).  Concurrently with this transaction, Michael Serruya acquired 3,936 shares of our Series B Convertible Preferred Stock (convertible, on a one-for-one basis, with total accrued but unpaid dividends convertible on the basis of the fair value of the common stock on the conversion date) at a price of $9.00 per share.

Upon the closing of our initial public offering on June 4, 2007, (i) all of our outstanding shares of Series A Junior Convertible Preferred were automatically converted into shares of common stock on a 1-for-5.2 basis, (ii) all of our outstanding shares of Series B Convertible Preferred Stock were automatically converted into shares of common stock on a one-for-one basis, with the total accrued but unpaid dividends related to the Series B Convertible Preferred Stock at the date of conversion converted into common stock based on the fair value of the common stock on that date, and (iii) the principal amount of the above referenced promissory notes, plus accrued interest thereon, was converted into shares of common stock at a conversion price equal to the initial public offering price of our common stock.  The shares of our common stock to be registered pursuant to this registration statement represent the securities acquired by such selling stockholders in the above referenced March 2000 transaction on an as-converted basis.”

2.           It appears that some of the selling shareholders are underwriters.  In order for selling shareholders not to be underwriters they must have:  (1) purchased their shares in the ordinary course of business; and (2) must not have had any agreement or understanding to distribute the securities.  If any selling shareholders are unable to make both these representations, please identify them as underwriters.

Response:

The Company respectfully submits to the Staff that it believes that the selling stockholders named in the registration statement should not be viewed as “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”), and that no revision to the prospectus contained in the registration statement is necessary in this regard.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2009

Background

From its inception in September 1999 through its initial public offering of common stock on June 4, 2007, the Company funded its operations primarily through private sales of equity securities, loans from its founders and revenue generated through operations.  As referenced in the response to Comment No. 1, the shares of our common stock that are to be registered pursuant to this registration statement (the “Shares”) were acquired by the selling stockholders pursuant to a founder contribution in March of 2000.

As none of the selling stockholders are broker-dealers, institutional investors, hedge funds or other persons who might typically engage in venture capital investments or transactions, the founder contribution was not made in the “ordinary course of business” of the selling stockholders.  Nevertheless, based on the Commission’s guidance as set forth below and the subsequent analysis of the factual circumstances surrounding the transaction, the Company respectfully submits to the Staff that none of the selling stockholders named in the registration statement should be considered “underwriters” within the statutory definition of the Act.

Staff Guidance

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The Staff has concluded that whether a selling stockholder is an underwriter is a question of fact.  Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.”

The Staff has issued further guidance in Compliance and Disclosure Interpretation 612.09 that provide the following list of factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2009

Analysis

Based on the guidance above, the Company believes that the following facts demonstrate that none of the selling stockholders are acting as an underwriter for the Company:

•
The Shares Have Come to Rest in the Hands of the Selling Stockholders.  As referenced above, each of the selling stockholders obtained the Shares pursuant to a founder contribution in March of 2000.  Each of the selling stockholders has borne the market risk for their investment for over nine years, well in excess of the two year holding period deemed sufficient by many courts to determine that the shares have come to rest.  See Ackerberg v. Johnson, 892 F.2d 1328 (8th Cir. 1989).  The two year holding period had also been adopted by the Commission in the safe harbor provision governing the sale of unregistered securities, which period has subsequently been reduced to one year for sales of unlimited amounts of unregistered securities by non-affiliates of an issuer, and for sales of limited amounts of unregistered securities by affiliates and non-affiliates.  The selling stockholders have accepted the market risk of their investment for over nine years, a holding period demonstrating their original desire to purchase securities from the Company and hold them as an investment.

•
The Circumstances under which the Selling Stockholders Received the Shares are not Consistent with an Underwriting.  The terms and conditions of the transaction are indicative of an investment, not an underwritten transaction.  In a typical underwriting, the purchase price would normally be less than the market price to compensate the underwriter for its selling efforts and for bearing market risk.  The purchase price of the founder contribution in March of 2000 did not reflect a discount that is customary in an underwritten transaction and the selling stockholders accepted the full market risk of their investment.  The willingness of the selling stockholders to accept these terms and conditions is inconsistent with the notion that they are underwriters or serving as conduits for the Company.  In addition, the selling stockholders have not, and will not, receive a commission or any other remuneration from the Company if and when it sells the Shares.  Furthermore, the selling stockholders will retain all proceeds to the extent they sell Shares pursuant to the registration statement and the Company will not obtain any direct or indirect benefit from any amounts received therefrom.

•
The Selling Stockholders’ Relationship to the Issuer.  Each of the Smith and Serruya families are founder investors in the Company.  They are not broker-dealers, institutional investors, hedge funds or other persons who might purchase securities with a view towards distribution.  Their investment has been at risk for years, for a period extending nearly seven years before the Company had a public trading market.  The selling stockholders have already provided real and considerable value to the Company in exchange for the Shares.  The selling stockholders are not conduits for the Company, rather they are founders, who after years of being at risk are seeking investment liquidity.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2009

•
The Amount of Shares Involved.  On May 15, 2009, the filing date of the registration statement, the Company had 12,239,276 shares outstanding.  The selling stockholders seek to register 3,118,824 share of common stock, or 25.5% of the outstanding shares pursuant to the registration statement.  While representative of a significant amount of the outstanding shares, we understand it to be less than the 30% screening test typically employed by the Staff to determine whether a purported secondary offering should be re-characterized as a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer.

•
The Selling Stockholders are not in the Business of Underwriting Securities.  None of the selling stockholders is, nor has any selling stockholder, ever been, in the business of underwriting securities or a registered broker-dealer.  At the time of acquisition, each selling stockholder purchased the securities for his or her own account for investment purposes and not with a view towards resale, transfer or distribution.  In addition, the selling stockholders currently have no agreement or understanding to act in concert with the Company or any other person to distribute the Company’s securities, and the Company has no influence over the timing, nature or volume of the selling stockholders resales of common stock.

Conclusion

Based on the totality of the circumstances, the selling stockholders are not acting as a conduit for the Company as they did not purchase the Shares with a view to distributing the Shares or for the purposes of offering or selling the Shares on behalf of the Company, nor did the selling stockholders participate, directly or indirectly, in any such undertaking.  Based upon all of the circumstances of the transaction, including the length of time that selling stockholders have held the Shares, the circumstances under which they received the Shares, the relationship with the Company, the amount of the Shares involved, and the fact that the selling stockholders are not in the business of underwriting securities, we respectfully submit to the Staff that the selling stockholders are not, and should not be considered, “underwriters” under Section 2(a)(11) of the Securities Act with respect to the resale of the securities acquired by it in the transaction of March of 2000 and that no revision to the prospectus contained in the Registration Statement in this respect is necessary.

*          *          *

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
June 15, 2009

Should members of the Staff have any questions or require any additional information, please do not hesitate to contact me at (212) 728-8763.

Very truly yours,

/s/ Steven A. Seidman

Steven A. Seidman

cc:	Denise McNairn, Esq.
Response Genetics, Inc.
1640 Marengo Street, 6th Floor
Los Angeles, CA 90033